SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jérôme Arnaud

Chief Financial Officer

ILOG S.A.

1195 West Fremont Avenue

Sunnyvale, California 94087

(408) 991-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Scott R. Saks, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street, First Floor

New York, New York 10022

(212) 318-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

Item 1.            Subject Company Information.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (as previously filed with the SEC, the “Schedule 14D-9”), by ILOG S.A., a société anonyme, a form of corporation organized under the laws of the Republic of France (“ILOG”), relating to the tender offer made by CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France (the “Purchaser”) and an indirect wholly-owned subsidiary of International Business Machines Corporation, a New York corporation, as set forth in a Tender Offer Statement on Schedule TO filed by the Purchaser on October 14, 2008, to purchase (i) all outstanding Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €10 per Share, including any dividend payable for the fiscal year ended June 30, 2008, without interest, net to the seller in cash; (ii) all outstanding ADSs, at a price of the U.S. dollar equivalent of €10 per ADS calculated by using the open market spot exchange rate for the U.S. dollar against the euro in the North American trading session on the date on which funds are received by the Receiving Agent to pay for the ADSs upon completion of the U.S. Offer; and (iii) all outstanding 2003 Warrants n°1, 2003 Warrants n°2, 2004 Warrants, 2005 Warrants, 2006 Warrants and 2007 Warrants that are held by U.S. holders, at a price of €0.50, €0.50, €0.65, €0.50, €0.83 and €1.93, respectively, and in each case.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 9.            Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(28)	Unofficial English transaction of press release regarding availability of the reference document and annual report on Form 20-F issued by ILOG on October 31, 2008.

(a)(29)	ILOG Employee Communication and Q&A, dated October 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILOG S.A.

By:	/s/ Jérôme Arnaud
Name: Jérôme Arnaud
Title: Chief Financial Officer

Dated: October 31, 2008

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INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(28)	Unofficial English transaction of press release regarding availability of the reference document and annual report on Form 20-F issued by ILOG on October 31, 2008.

(a)(29)	ILOG Employee Communication and Q&A, dated October 31, 2008.

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